AMERIS BANCORP

310 First Street, S.E.

Moultrie, Georgia 31768

March 22, 2019

Via Edgar and E-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ameris Bancorp’s Registration Statement on Form S-4 (File No. 333-229626)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ameris Bancorp (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-229626), so that it will become effective at 5:00 p.m. on Monday, March 25, 2019, or as soon thereafter as practicable.

Yours very truly,

AMERIS BANCORP

By:	/s/ Nicole S. Stokes
Nicole S. Stokes
Executive Vice President and Chief Financial Officer